U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    VERIZON COMMUNICATIONS, INC.

2.  Name of person relying on exemption:
    ASSOCIATION OF BELLTEL RETIREES, C. WILLIAM JONES, MICHAEL S.
    MICHAEL S. KUCKLINCA, EILEEN T. LAWRENCE, JOHN SELLEN,
    JOHN M. BRENNAN, JAMES E. CASEY, JR., LOUIS MIANO,
    JOHN A. PARENTE, ROBERT E. REHM AND JOSEPH A. RISTUCCIA

3.  Address of person relying on exemption:
    P.O. Box 33, Cold Spring Harbor, NY   11724

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1) [sec. 240.14a-6(g)(1)]



Association of BellTel Retirees, Inc.
Post Office Box 33
Cold Spring Harbor, New York   11724               (logo)
_________________________________________________________________
Phone: (631) 367-3067           Web Site: www.belltelretirees.org
Fax: (631) 367-1190       E-mail: association@belltelretirees.org

March 29, 2002

Board of Directors
C. William Jones         DEAR FELLOW VERIZON SHAREHOLDER:
President
(410) 770-9485           We urge you to VOTE FOR three important
                         shareholder resolutions on Verizon's
Michael S. Kucklinca     proxy card for the upcoming Annual
Executive Vice President Meeting on April 24 in Minneapolis.
(516) 741-2424
                         PROXY ITEM NO. 6 deserves your special
Eileen T. Lawrence       attention and support.  We believe it is
Treasurer                critical that executive compensation be
(718) 229-6078           tied more closely to a truly relevant
                         and transparent measure of operating
John Sellen              income.  The resolution in Proxy Item
Secretary                No. 6 asks the Board to determine future
(201) 261-1454           awards of performance-based compensation
                         for executive officers using a measure
John M. Brennan          of earnings that does NOT include
Director -               accounting rule income, particularly
BA South                 "pension credits" resulting from
(201) 666-8174           projected increases in the employee
                         pension fund surplus.
James E. Casey, Jr.
Vice President -         WE URGE YOU TO VOTE YOUR PROXY
Information Systems      FOR PROPOSALS 4, 5 AND 6.
(540) 439-9568
                         In recent years a substantial portion of
Louis Miano              Verizon's reported earnings has not been
Vice President -         cash flow from ordinary operations, but
Public Relations         rather accounting credits from projected
(781) 444-8080           increases in the employee pension fund
                         surplus.  According to Merrill Lynch,/1/
John A. Parente          in 2000 Verizon used pension credits
Vice-President -         to boost its reported earnings by $3.5
Membership Dev.          billion, the largest contribution to
(518) 372-0526           reported earnings among all S&P 500
                         companies./2/
Robert A. Rehm
Vice President -         "THE MAGNITUDE OF THE PENSION CREDIT
Finance                  INCREASE RELATIVE TO THE CHANGE IN NET
(516) 827-0801           INCOME CLEARLY IS AN ADVERSE ISSUE WHEN
                         ASSESSING THE QUALITY OF VERIZON'S
Joseph A. Ristuccia      EARNINGS." - - MERRILL LYNCH/3/
Vice President
Government Relations     During the first six months of 2001,
(631) 765-1111           Verizon's $1.1 billion in pension
                         credits actually EXCEEDED the $733
                         million in net income before
                         extraordinaries reported to
                         shareholders.  Because pension credits
                         potentially can turn even operating
                         losses into reported gains, we believe
                         that they should not be included in the
                         benchmark for performance-based pay.

                         We agree with proponents that increases
                         in the pension surplus should NOT be
                         used to calculate performance-based
                         compensation for the following reasons:

                         PENSION SURPLUSES DO NOT MEASURE
                         OPERATING PERFORMANCE.  "The pension
                         aspect of performance has nothing to do
                         with the current performance of
                         management," according to the publisher
                         of THE ANALYST'S ACCOUNTING OBSERVER./4/
                         Pension credits do nothing to increase
                         cash flow.  In practice, the pension
                         surplus is not available to pay
                         dividends, finance investments, or for
                         other operating purposes.

                         ________________

                         /1/ Merrill Lynch, "Making Sense of
                         Pensions," August 1, 2001.
                         /2/ David Henry, "Why Earnings Are Too
                         Rosy," BUSINESS WEEK, August 13, 2001;
                         Credit Suisse First Boston, "Pension
                         Accounting Primer," June 13, 2001.
                         /3/ Merrill Lynch, "Making Sense of
                         Pensions," August 1, 2001.
                         /4/ Jack Ciesielski, "Pondering
                         Pensions: Addendum," THE ANALYST'S
                         ACCOUNTING OBSERVER, June 11, 2001.

PENSION CREDITS CAN BE "PHANTOM INCOME." Pension income often does not even reflect actual pension investment gains, since the credits are based entirely on "expected returns" using assumptions set by management. Verizon's 10-K filing for 2000 revealed that although the $3.5 billion pension credit to earnings was premised on an "expected return" on pension assets of $4.7 billion, the ACTUAL return was $1.3 billion.

WE ALSO URGE YOU TO SUPPORT TWO OTHER SHAREHOLDER PROPOSALS ON
THE 2002 PROXY:

- - ITEM NO. 4 REQUESTS ADVANCE SHAREHOLDER APPROVAL FOR FUTURE
    GOLDEN PARACHUTE" SEVERANCE AGREEMENTS WITH THE COMPANY'S TOP
    EXECUTIVE OFFICERS.

Verizon's executive officers are covered by lucrative parachute provisions that can be triggered not only by a hostile change of control, but even by VOLUNTARY resignation under a range of circumstances we believe are contrary to shareholder interests. For example, if co-CEO Ivan Seidenberg had resigned during 2001 under this broad "change of control" definition, he would have received $10 million in "Incentive Awards" and, through June 2004, continuation of his base pay ($1.5 million) plus 10.5 times base pay each year in short- and long-term bonuses (the maximum he could have earned). Co-CEO Charles Lee's parachute is even more generous, in our view, as he could have received nearly the same compensation whether he decided to stay or leave.

- - ITEM NO. 5 URGES THE BOARD TO AMEND THE BY-LAWS TO REQUIRE A
    MAJORITY OF INDEPENDENT DIRECTORS AND LIMIT THE NUMBER OF
    "INSIDERS" TO TWO.

Our Board's lack of independence is unusual among leading public companies. Among S&P 500 companies, 89% have a majority of independent directors, as defined by the Council of Institutional Investors./5/ In contrast, at least eight of Verizon's 16 directors are non-independent. In addition to the two co-CEOs, six outside directors are viewed as non-independent due to board interlocks or because their own employer receives grants, fees, or business from the Company, or did in the recent past. While the Board claims it is sufficiently independent based on its own more permissive definition, we believe that a By-Law based on CII's definition of "independent" is needed to ensure the Board is at all times more accountable to stockholders than it is beholden to management.

I hope you will join me and VOTE YOUR SHARES YES ON PROXY ITEMS
4, 5 and 6.

                                 Sincerely yours,

                                 C. William Jones
                  President, Association of BellTel Retirees Inc.

(text box)
The cost of this letter is being borne entirely by the Association of BellTel Retirees. This is not a solicitation.
Please DO NOT send your proxy card to the Association.
Permission to quote articles and reports cited in this letter has neither been sought nor obtained.

/5/ Investor Responsibility Research Center, "Board Practices/ Board Pay 2001," p. 10, which also estimates that 69% of all S&P 500 directors are independent using a definition of "independent" that is virtually identical to the one adopted by proponents here and by the Council of Institutional Investors.